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                                                                     EXHIBIT 5.2


                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                             NEW YORK, NY 10036-8299

September 22, 1997

Henry Schein, Inc.
135 Duryea Road
Melville, NY  11747

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences to Henry Schein, Inc., a Delaware corporation ("Schein"), Sullivan Dental Products, Inc., a Wisconsin corporation ("Sullivan"), and the shareholders of Sullivan, resulting from the acquisition by Schein of all of the stock of Sullivan in exchange for voting common stock of Schein, which will be accomplished by the merger (the "Merger") of HSI Acquisition Corp., a Wisconsin corporation and a wholly-owned subsidiary of Schein that was organized and will be used solely for purposes of the Merger ("Sub"), with and into Sullivan pursuant to the Agreement and Plan of Merger dated August 3, 1997 (the "Merger Agreement") among Schein, Sub and Sullivan.

Except as otherwise provided, capitalized terms not defined herein have the meanings set forth in the Merger Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").

Pursuant to the Merger Agreement, (i) Sub will be merged with and into Sullivan, with Sullivan as the surviving corporation, (ii) all shares of Sub common stock outstanding immediately prior to the effective time of the Merger will be converted into shares of Sullivan common stock, (iii) each share of Sullivan common stock outstanding immediately prior to the effective time of the Merger (not including shares of such stock held in the treasury of Sullivan) will be converted into the right to receive 0.735 shares of Schein common stock and (iv) the shareholders of Sullivan will receive cash in lieu of fractional share interests in the Schein common stock to which they would otherwise be entitled.

The description of the transaction set forth above, and our opinion as stated herein, are based upon and subject to (i) the Merger and related transactions being effected in the manner


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described in the Joint Proxy Statement / Prospectus forming part of Schein's
Registration Statement on Form S-4 dated September 22, 1997 (the "Joint Proxy Statement / Prospectus") and in accordance with the provisions of the Merger Agreement, (ii) the accuracy of the representations made to us by Schein and Sullivan in their respective officer's certificates dated the date of this opinion (the "Officer's Certificates"), (iii) the accuracy of the representations, and compliance with the covenants, contained in the Merger Agreement, insofar as they relate to or affect the tax treatment of the Merger,
(iv) the holders of Sullivan common stock receiving and retaining a meaningful continuing equity ownership in Schein that is sufficient to satisfy the continuity of interest requirement set forth in Treasury Regulations section 1.368-1(b), (v) Schein and Sullivan satisfying the continuity of business enterprise requirement set forth in Regs. section 1.368-1(d), (vi) Sullivan holding after the Merger "substantially all" of its properties and the properties of Sub within the meaning of Section 368(a)(2)(E) of the Code and the regulations promulgated thereunder, and (vii) none of the consideration being received by any holder of Sullivan common stock for that stock being other than Schein common stock (except for cash paid for fractional share interests).

In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations, pertinent judicial authorities, rulings of the Internal Revenue Service and such other authorities as we have considered relevant. Any subsequent change therein may adversely affect the conclusions reached in this opinion.

Subject to the limitations set forth herein, we are of the opinion that for federal income tax purposes:

         1. The Merger of Sub with and into Sullivan, with Sullivan surviving, will qualify as a reorganization under section 368(a). Sullivan, Sub and Schein will each be a party to the reorganization within the meaning of section 368(b).

         2. No gain or loss will be recognizable by Schein or Sullivan with respect to the Merger. Section 1032.

         3. No gain or loss will be recognized by a shareholder of Sullivan upon the exchange of his or her Sullivan common stock for Schein common stock.
Section 354.

         4. Cash received by a shareholder of Sullivan in lieu of a fractional share of Schein common stock will be treated as if the cash were received in exchange for such fractional share. Any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss if the Sullivan common stock was held by that shareholder as a capital asset at the time of the exchange, in an amount equal to the difference between the amount of cash received and the shareholder's tax basis in the Sullivan common stock to which such fractional share interest relates. Rev. Rul. 66-365, 1966-2 C.B. 116.

         5. The aggregate tax basis of the Schein common stock received by a shareholder of Sullivan in the exchange (including any fractional shares which the Sullivan shareholder


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otherwise would be entitled to receive) will be the same as the basis of the
Sullivan common stock exchanged therefor. Section 358.

         6. The holding period of the Schein common stock received by a Sullivan shareholder will include the holding period of the Sullivan common stock surrendered by the shareholder in the exchange, provided the Sullivan common stock was held as a capital asset on the date of the exchange. Section 1223(1).

This opinion does not extend to the tax consequences of the Merger under the laws of any state or any political subdivision of any state or any other jurisdiction. This opinion is being furnished only to Schein and Sullivan, on its own behalf and on behalf of its shareholders, in connection with the Merger, in accordance with Section 8.2(e) of the Merger Agreement, and may not be used or relied upon for any other purpose. This opinion may be included as an exhibit to Schein's Registration Statement on Form S-4 dated September 22, 1997, and, in that connection, we hereby consent to the references to our firm in the Joint Proxy Statement/Prospectus included in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

PROSKAUER ROSE LLP